EXHIBIT 4.5

DESCRIPTION OF CAPITAL STOCK

The following is a description of the capital stock of IES Holdings, Inc. (the “Company”). The Common Stock and Rights of the Company (each as defined below) are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description does not describe every aspect of the Company’s capital stock and is subject to, and qualified in its entirety by reference to, the provisions of (i) the Company’s Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment thereto, and the Certificate of Designations of Series A Junior Participating Preferred Stock, (ii) the Company’s Amended and Restated Bylaws, and (iii) the Company’s Tax Benefit Protection Plan Agreement, each as currently in effect, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 2020, of the Company, as well as applicable provisions of Delaware law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock and Restricted Common Stock

The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Our common stockholders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

Subject to the rights of any then-outstanding shares of preferred stock, holders of Common Stock are entitled to participate in dividends declared in the discretion of the Board of Directors out of funds legally available therefor. We have never paid cash dividends on our Common Stock, and we do not anticipate paying cash dividends on our Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and other factors that the Board of Directors deems relevant. We are also restricted under our revolving credit facility from paying cash dividends.

Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Holders of Common Stock have no preemptive rights to purchase shares of the Company’s stock. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are fully paid and non-assessable.

With respect to stockholders of record as of the close of business on the Record Date (as defined below), each outstanding share of Common Stock includes one preferred stock purchase right issued under our Tax Benefit Protection Plan Agreement, as described below.

The Common Stock is listed on the NASDAQ under the symbol “IESC.”

Preferred Stock

The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of our Second Amended and Restated Certificate of Incorporation, as amended, and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Directors’ authority described above may adversely affect the rights of the holders of Common Stock. For example, preferred stock we issue may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

Series A Junior Participating Preferred Stock

On November 8, 2016, the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock. The dividend was payable to the stockholders of record as of the close of business on November 18, 2016 (the “Record Date”). The following summary of the Rights does not purport to be complete and is qualified in its entirety by reference to that certain Tax Benefit Protection Plan Agreement, dated as of November 8, 2016 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent. The Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations.

The Rights

Subject to the terms, provisions and conditions of the Rights Agreement, each Right represents a right to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Stock”), at a price of $79.30 (as the same may be adjusted, the “Purchase Price”). The Preferred Stock may be issued in fractions of a share which, upon exercise of the Rights, would entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Preferred Stock.

Until a Right is exercised, the holder thereof, in their capacity as a Rights holder, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Distribution Date; Acquiring Persons, Transfer of Rights

Initially, the Rights will be attached to all Common Stock certificates (or book entry shares) representing the shares outstanding on the Record Date, and no separate right certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) and (ii) ten (10) business days following the commencement of, or the first public announcement of a person’s intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of Common Stock. The definition of Acquiring Person excludes any Exempt Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempt Transaction (as defined below).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or book entry shares in respect of the Common Stock) and will be transferred with and only with such Common Stock certificates (or book entry shares in respect of the Common Stock), (ii) new Common Stock certificates (or book entry shares in respect of the Common Stock) after the Record Date will contain a notation incorporating the Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the Record Date, proper notice will be provided that incorporates the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock (or book entry shares of Common Stock) outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or book entry shares.

As soon as practicable after the Distribution Date, right certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. Thereafter, the separate right certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Exempt Persons

The following persons are “Exempt Persons” as defined under the Rights Agreement:

(i) Any person who, together with its affiliates and associates, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock outstanding on November 8, 2016 will be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Common Stock beneficially owned by such person at any time since November 8, 2016, excluding increases in percentage ownership of Common Stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of Common Stock by the Company.

(ii) In addition, any person who, together with its affiliates and associates, becomes the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock then outstanding because of a reduction in the number of outstanding shares of Common Stock as the result of a purchase of Common Stock by the Company or any of its subsidiaries will also be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of the outstanding Common Stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the Common Stock, excluding increases in percentage ownership of Common Stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of shares of Common Stock by the Company.

(iii) In addition, any person who, together with its affiliates and associates, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the outstanding Common Stock, and whose beneficial ownership is determined by the Board, in its sole discretion, (x) not to jeopardize or endanger the unrestricted availability to the Company of its tax benefits or (y) to be in the best interests of the Company, will be an “Exempt Person.” However, any such person shall no longer be treated as an Exempt Person and will be deemed an Acquiring Person if (A) such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Common Stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the Common Stock, excluding increases in beneficial ownership of Common Stock attributable to any (I) grant or adjustment of an equity compensation award to such person by the Company or (II) repurchase or redemption of Common Stock by the Company, or (B) the Board, in its sole discretion, determines that such person’s Beneficial Ownership (together with its affiliates and associates) may jeopardize or endanger the unrestricted availability to the Company of its tax benefits or not be in the best interests of the Company.

A purchaser, assignee or transferee of shares of Common Stock (or options or warrants exercisable for Common Stock) from an Exempt Person will not thereby become an Exempt Person, except that a transferee who receives Common Stock as a bequest or inheritance from the estate of an Exempt Person shall be an Exempt Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock.

Exempt Transactions

The following transactions shall be “Exempt Transactions” under the Rights Agreement: any transaction that the Board determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board prior to the date of such transaction, including, without limitation, if the Board determines that (i) neither the beneficial ownership of shares of Common Stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the unrestricted availability to the Company of the Company’s tax benefits or (ii) such transaction is otherwise in the best interests of the Company. In granting an exemption for an “Exempt Transaction,” the Board may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject the person to such conditions as the Board may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Exercisability; Expiration

The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on December 31, 2021, (ii) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and any successor statute or any other change of law if, as a result of such change of law, the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (iii) the beginning of the first taxable year of the Company to which the Board determines that certain tax benefits may not be carried forward.

If an Acquiring Person becomes the beneficial owner of 4.95% or more of the outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $85.00 per Right, each Right distributed in respect of shares of Common Stock not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $170.00 worth of Common Stock (or other consideration, as noted above) for $85.00. If the Common Stock at the time of exercise had a market value per share of $10.00 per share, the holder of each valid Right would be entitled to purchase 17 shares of Common Stock for $85.00.

Until a Right is exercised, the holder thereof, in their capacity as a Rights holder, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred

Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Exchange

At any time after the Stock Acquisition Date, the Board may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one (1) share of Common Stock per Right (subject to adjustment).

Redemption

At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon action by the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendments

Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

Statutory Business Combination Provision

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (1) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (3) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two- thirds of the outstanding voting stock that is not owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who became the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, by action of its stockholders, to exempt itself from coverage. We have not adopted such an amendment to our Second Amended and Restated Certificate of Incorporation, as amended, or our Amended and Restated Bylaws. As of September 30, 2020, Tontine was the controlling stockholder of our Common Stock. However, as the transaction which resulted in Tontine becoming an “interested stockholder” was approved by the Board, Tontine is exempt from application of Section 203.

Limitation on Directors’ Liability

Pursuant to our Second Amended and Restated Certificate of Incorporation, as amended, and Delaware law, our directors are not liable to the Company or our stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. We have entered into indemnification agreements with certain of our directors and executive officers that indemnify those persons to the fullest extent permitted by our Second Amended and Restated Certificate of Incorporation, as amended, our Amended and Restated Bylaws and the Delaware General Corporation Law. We also have obtained directors’ and officers’ liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Supermajority Voting. Our Second Amended and Restated Certificate of Incorporation, as amended, requires the approval of the holders of at least 75% of the then-outstanding shares of our capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to our Second Amended and Restated Certificate of Incorporation, as amended. Our Board of Directors may amend, alter, change or repeal our Amended and Restated Bylaws, or adopt new Bylaws by the affirmative vote of a majority of the Board of Directors at any meeting and without the assent or vote of the stockholders. The Amended and Restated Bylaws may also be altered, amended or repealed, or new Bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of Common Stock entitled to vote thereon.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the Board of Directors in one or more transactions. In this regard, our Second Amended and Restated Certificate of Incorporation, as amended, grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our Board of Directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of the Company. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meeting of Stockholders. Our Amended and Restated Bylaws provide that special meetings of our stockholders may only be called by (1) the Chairman of the Board of Directors upon the written request of the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of our Common Stock.

Stockholder Action by Written Consent. Our Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws generally provide that any action required or permitted by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent of the stockholders.

Notice Procedures. Our Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to our Second Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated Bylaws to be brought before annual meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the annual meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by the Company, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in the Amended and Restated Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

Rights Agreement

On November 8, 2016, the Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use NOLs to reduce potential future federal income tax obligations. The Company has experienced and may experience in the future substantial operating losses, and under the Code and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Code, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is designed to deter an acquisition of the Company’s Common Stock in excess of a threshold amount that could trigger a “change of control” within the meaning of Section 382 of the Code. The Rights Agreement is designed to effectively dilute the ownership of any Acquiring Person through the offering of rights to the Company’s other stockholders that could be exercised upon the Acquiring Person’s acquisition of the Company’s Common Stock in excess of the threshold amount. There can be no assurance that the Rights Agreement will be effective in deterring a change of control or protecting the NOLs. For additional information on the rights and the Rights Agreement, see “—Series A Junior Participating Preferred Stock” above.

Anti-Takeover Effects. While intended to reduce the risk of an “ownership change” within the meaning of Section 382 of the Code, and thereby preserve the current ability of the Company to utilize its NOLs, the Rights could have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who becomes an Acquiring Person on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board, because the Board may exempt such merger or business combination as an Exempt Transaction under the Rights Agreement. In addition, the Rights may be redeemed by the Company, at a price of $0.001 per Right, at any time until ten (10) days following the Stock Acquisition Date.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Common Stock is American Stock Transfer & Trust Company.